February 14, 2020

Thomas P. McCaffrey
Senior Vice President & Chief Financial Officer
KLX Energy Services Holdings, Inc.
3040 Post Oak Blvd
15th Floor
Houston, TX 77056

       Re: KLX Energy Services Holdings, Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2019
           File No. 001-38609

Dear Mr. McCaffrey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation